Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement No. 333-222004 on Form S-3 and Registration Statements Nos. 33-32497, 33-41402, 333-124965, 333-142716, 333-203826 and 333-217783 on Form S-8, of our report dated March 28, 2018, except for Note 12, as to which the date is March 30, 2018, relating to the combined financial statements of the Surgical and Infection Prevention Business of Halyard Health, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph that describes the allocated expenses from Halyard that are included in the combined financial statements and that these allocated expenses may not be reflective of the actual level of costs which would have been incurred had the S&IP Business operated as a separate entity apart from Halyard) appearing in this Form 8-K of Owens and Minor, Inc.

/s/ Deloitte & Touche LLP

Atlanta, GA

May 8, 2018